UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                            SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                       SJNB FINANCIAL CORP.
                       --------------------
                         (Name of Issuer)

                           COMMON STOCK
                    ------------------------------
                    (Title of Class of Securities)

                           784273 10 4
                          -------------
                          (CUSIP Number)

                        December 31, 2000
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                  [   ] Rule 13d-1(b)

                  [   ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No.  784273 10 4
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:  JAMES R. KENNY
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION        UNITED STATES OF AMERICA
-------------------------- --------- -------------------------------------------
  NUMBER OF SHARES          5      SOLE VOTING POWER        98,877 (see Item 4)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON       6      SHARED VOTING POWER      60,671 (see Item 4)
        WITH
                            7      SOLE DISPOSITIVE POWER   98,877 (see Item 4)

                            8      SHARED DISPOSITIVE POWER 60,671 (see Item 4)
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                          159,548 (see Item 4)
----------- --------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       |_|
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)                              4.2% (see Item 4)
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       IN
----------- --------------------------------------------------------------------

This Amendment No. 1 to Schedule 13G, dated April 23, 2001, of Mr. James R. Kenny relates to shares of Common Stock ("Common Stock") of SJNB Financial Corp., a California corporation, and is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

Item 1.      Information Regarding Issuer.
------       ----------------------------

               (a) Name of Issuer: SJNB Financial Corp.

               (b) Address of Issuer's Principal Executive Offices: One North Market Street, San Jose, California 95113.

Item 2.      Information Regarding Person Filing and Issuer's Securities.
------       -----------------------------------------------------------

               (a) Name of Person Filing: Mr.James R. Kenny

               (b) Address of Principal Business Office or, if none,  Residence:
               Mr. Kenny's principal business address is SJNB Financial Corp., One North Market Street, San Jose, California 95113.

               (c) Citizenship: Mr. Kenny is a citizen of the United States of America.

               (d) Title of Class of Securities: Common Stock.

               (e) CUSIP Number: 784273 10 4

Item 3.      Not applicable.
------
Item 4.      Ownership.
------       ---------
               (a) Amount of Common Stock Beneficially Owned: As of December 31, 2000, Mr. Kenny was deemed for reporting purposes to beneficially own 159,548 shares of Common Stock. This amount includes (i) 60,671 shares of Common Stock held by the San Jose National Bank Cash or Deferred Profit-Sharing Plan (the "Plan") of which Mr. Kenny is a Trustee (the "Plan Shares"), (ii) 82,306 shares of Common Stock held in Mr. Kenny's own name, (iii) 4,571 shares of Common Stock held in the Plan that are vested for the account of Mr. Kenny, and (iv) 12,000 shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options within 60 days.

               Mr. Kenny disclaims beneficial ownership as to the Plan Shares.

               (b) Percent of Class: As of December 31, 2000, there were 3,747,191 shares of the Issuer's Common Stock outstanding. The 159,548 shares of Common Stock deemed to be beneficially owned by Mr. Kenny as of December 31, 2000 represented 4.2% of the Common Stock outstanding as of that date (including for this purpose the 12,000 shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

               (c) Number of shares of Common Stock as to which Mr. Kenny had (as of December 31, 2000):

                    (i) sole power to vote or to direct the vote: Mr. Kenny beneficially owned 98,877 shares of Common Stock as to which he maintained the sole power to vote or to direct the vote (4,571 of this total represents shares held by and vested to Mr. Kenny as an individual in the Plan, and 12,000 of this total represents shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

                    (ii) shared power to vote or to direct the vote: Mr. Kenny was deemed for reporting purposes to be the beneficial owner of 60,671 shares of Common Stock (consisting of the Plan Shares) as to which as a Trustee of the Plan he had shared power to vote or to direct the vote and as to which he disclaims beneficial ownership.

                    (iii) sole power to dispose or to direct the disposition of:
                    Mr. Kenny beneficially owned 98,877 shares of Common Stock as to which he maintained the sole power to dispose or to direct the disposition (4,571 of this total represents shares held by and vested to Mr. Kenny as an individual in the Plan, and 12,000 of this total represents shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

                    (iv) shared power to dispose or to direct the disposition of: Mr. Kenny was deemed for reporting purposes to be the beneficial owner of 60,671 shares of Common Stock (consisting of the Plan Shares) as to which as Trustee of the Plan he had shared power to dispose or to direct the disposition and as to which he disclaims beneficial ownership.

Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------
             If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------
             Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
------ the Security Being Reported on By the Parent Holding Company or Control Person.
             ------------------------------------------------------------------
             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------
             Not applicable.

Item 9.      Notice of Dissolution of Group.
------       ------------------------------
             Not applicable.

Item 10.     Certifications.
-------      --------------
             Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 23, 2001



                                            s/James R. Kenny
                                            -----------------
                                            James R. Kenny